PROSPECTUS SUPPLEMENT NO. 1 (to Prospectus dated October 7, 2026)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-298830

PASQAL HOLDING SA

Up to 17,333,333 Ordinary Shares Issuable Upon Exercise of Warrants

and

Up to 286,674,886 Ordinary Shares
Up to 7,750,000 Private Placement Warrants
Offered by the Selling Securityholders

This prospectus supplement supplements the prospectus, dated October 7, 2026 (the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-298830), as amended (the “Form F-1”). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Report on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on November 6, 2026 (the “Report”). Accordingly, we have attached the Report, including the press release attached as Exhibit 99.1 thereto, to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 17,333,333 ordinary shares, €0.02 par value per share (the “Ordinary Shares”), which consists of (i) up to 9,583,333 Ordinary Shares that are issuable upon the exercise of 9,583,333 warrants (the “Public Warrants”) originally issued in the initial public offering of Bleichroeder Acquisition Corp. II (“Bleichroeder”) and (ii) up to 7,750,000 Ordinary Shares that are issuable upon the exercise of 7,750,000 warrants (the “Private Placement Warrants” and together with the Public Warrants, the “Warrants”) originally issued in a private placement to Bleichroeder Sponsor 2 LLC (the “Sponsor”), Cohen & Company Securities, LLC and Clear Street LLC in connection with the initial public offering of Bleichroeder. Each Warrant is exercisable at $11.50 per Ordinary Share, subject to adjustment. We will receive the proceeds from any exercise of the Warrants to the extent such Warrants or Investment Warrants are exercised for cash.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “Selling Securityholders”) of (i) up to 286,674,886 Ordinary Shares, consisting of (a) up to 56,287,179 Ordinary Shares issuable upon conversion of the Senior Unsecured Convertible Bonds issued pursuant to the Securities Purchase Agreement, dated as of March 4, 2026 and as amended on May 23, 2026 (the “March 2026 SPA”), assuming a conversion price of $7.80 per Ordinary Share and taking into account payment-in-kind interest accrued for a period of three years from the Closing Date, (b) up to 50,080,128 Ordinary Shares issuable upon exercise of the Investment Warrants issued pursuant to the March 2026 SPA, assuming an exercise price of $7.80 per Ordinary Share, (c) up to 9,583,333 Ordinary Shares held by certain securityholders, received upon conversion and subsequent distribution by the Sponsor of 9,583,333 Bleichroeder Class B ordinary shares in connection with the Business Combination (as defined in the Prospectus), (d) up to 7,750,000 Ordinary Shares issuable upon exercise of the Private Placement Warrants, (e) up to 162,974,246 Ordinary Shares issued to certain former shareholders of Pasqal Holding SAS in connection with the Merger (as defined in the Prospectus), and (ii) up to 7,750,000 Private Placement Warrants.

Pursuant to Rule 429 under the Securities Act of 1933, as amended, the prospectus included herein is a combined prospectus that relates to (i) the Registration Statement on Form F-4 (Registration No. 333-296239) filed on May 26, 2026, which was subsequently amended on June 25, 2026, July 23, 2026, and July 31, 2026 and declared effective by the SEC on August 5, 2026, and which was further amended by Post-Effective Amendment No.1, consisting of the Form F-1, as originally filed, which became effective on September 18, 2026, and Post-Effective Amendment No. 2 consisting of Post-Effective Amendment No. 1 to the Form F-1, which became effective on October 6, 2026 (the “Prior Registration Statement”) and (ii) the Form F-1. This prospectus supplement also constitutes a supplement to the Prior Registration Statement.

Our Ordinary Shares and Public Warrants are listed on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “PSQL” and “PSQLW,” respectively. On November 6, 2026, the last reported sales price of our Ordinary Shares on Nasdaq was $4.35 per share, and the last reported sales price of our Public Warrants on Nasdaq was $0.780 per warrant.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which are to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

We are a “foreign private issuer” as defined in the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, under U.S. federal securities laws, we are not required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Additionally, Nasdaq rules allow foreign private issuers to follow home country practices in lieu of certain Nasdaq corporate governance rules. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 7 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

PROSPECTUS SUPPLEMENT DATED NOVEMBER 9, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-43463

Pasqal Holding SA

24, rue Emile Baudot

91120 Palaiseau, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 6, 2026, Pasqal Holding SA (“Pasqal”) issued a press release announcing its third quarter 2026 business update. A copy of the press release is attached hereto as Exhibit 99.1.

The information contained in this Report on Form 6-K, including Exhibit 99.1 hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release of Pasqal, dated November 6, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PASQAL HOLDING SA

Date: November 6, 2026	By:	/s/ Wasiq Bokhari
		Name:	Wasiq Bokhari
		Title:	Chief Executive Officer

Exhibit 99.1

Pasqal Reports Third Quarter Business Update

Solid Execution of Commercial Initiatives, Healthy Global Pipeline of Opportunities,

and Technological Advancements Toward Fault-Tolerant Quantum Computing

PARIS and NEW YORK, November 6, 2026 — Pasqal Holding SA (Nasdaq: PSQL), a global leader in neutral-atom based quantum computing, today provided a third quarter 2026 business update, including key financial and operational metrics.

Third Quarter 2026 Metrics1

●	Revenue of €3.3 million vs €5.7 million from the year ago period. The prior year period benefited from €3.2 million revenue recognized from QPU sales, while there were no QPU sales realized in the current period.

o	QPU-related services revenue[2] of €3.1 million vs €2.0 million from the year ago period, an increase of 53% year-over-year.

●	Government grant income[3] was €1.0 million vs €0.7 million from the year ago period.

●	Booked and awarded business[4] of €69.8 million as of September 30, 2026.

●	Cash and cash equivalents of €312.8 million as of September 30, 2026.

(1)	Unaudited.
(2)	QPU-related services consist primarily of consulting, remote access, upgrade, and maintenance services for QPUs.
(3)	Includes tax credits.
(4)	Booked and awarded business includes grants, tax credits, and multi-year customer contracts.

“In the third quarter, we have been focused on the execution of our key priorities. Although the order book and revenue do not show it yet, we have made important progress in our technology roadmap, scaling on-chip photonic control and bringing AI-assisted workflows to Pasqal Cloud. On the commercial front, we see increased traction with our reference customers and have broadened our reach across our three priority verticals. We have increased our pipeline of opportunities across enterprise, sovereign, and public sector customers, which gives us confidence in growing our booked and awarded business. Looking forward to the balance of 2026 and into 2027, we will maintain a disciplined investment approach to scale our capital-efficient business,” said Dr. Wasiq Bokhari, Chief Executive Officer of Pasqal.

Recent Business and Technological Highlights

●	October 15, 2026 - ISO/IEC 27001:2022 Certification: Achieved ISO/IEC 27001:2022 certification, the international standard for information security, cybersecurity and privacy protection, giving customers, from enterprises to governments, independent assurance as they move quantum computing from pilots to production. Audited by SGS under COFRAC accreditation, Pasqal’s Information Security Management System covers activities from hardware R&D and QPU production to customer support across its sites in France, Canada and Saudi Arabia.

●	October 8, 2026 - AI-Assisted Workflow on Pasqal Cloud: Launched an AI-assisted workflow on Pasqal Cloud, available as a plugin for leading agentic coding environments such as Claude Code, Cursor and Codex, that takes a well-defined scientific idea through to a running experiment on Pasqal’s cloud-accessible QPUs in France, Canada and Saudi Arabia, significantly reducing the engineering effort between a quantum use case and its execution on hardware.

●	September 23, 2026 - EIC Fund Award at the 2026 TechEU Equity Summit: Received a European Innovation Council (EIC) Fund Award at the 2026 TechEU Equity Summit in Luxembourg, organized by the European Investment Bank, in recognition of Pasqal becoming one of the first companies in the EIC Fund’s portfolio to complete a SPAC transaction and list publicly on Nasdaq.

●	September 17, 2026 - Strategic Partnership with USA Rare Earth and Riven Systems: Announced a strategic partnership with USA Rare Earth (Nasdaq: USAR), a rare earth, critical minerals and advanced materials company, and Riven Systems, a specialist in AI for industrial chemistry, to use quantum machine learning on Pasqal’s Neutral Atom QPU to identify new rare earth separation molecules that could enable smaller, lower-cost and less energy-intensive processing facilities.

●	September 10, 2026 - Memorandum of Understanding (“MOU”) with LG CNS: Signed a three-year MOU with LG CNS, the AI transformation company and technology arm of LG Group in South Korea, to integrate Pasqal’s neutral-atom quantum computers with LG CNS’s AI platforms and AI data center infrastructure, develop scalable hybrid AI and quantum computing architectures, and jointly pursue commercial opportunities in Korea and internationally.

●	August 31, 2026 - Collaboration with King Abdulaziz City for Science & Technology (“KACST”): Entered into research collaboration agreement with KACST, a premier research institute, to advance research and development in quantum technologies in the Kingdom of Saudi Arabia.

●	August 24, 2026 - Memorandum of Understanding (“MOU”) with Eleven Ventures: Announced a MOU with Eleven Ventures, a Kingdom of Saudi Arabia investment platform and venture capital firm, to establish a joint venture to deploy and commercialize Pasqal’s quantum computing systems across the Kingdom of Saudi Arabia.

●	August 10, 2026 - PIC Trapped Atoms Further Enhancing Technological Roadmap: Pasqal trapped individual atoms using laser light generated by a photonic integrated circuit (PIC), holding four rubidium atoms in four optical traps from a single photonic chip with lifetimes of approximately 27.5 seconds, matching the Company’s bulk-optics systems. The platform was co-developed with Aeponyx, acquired less than 18 months earlier, and reduces the optical footprint by up to a factor of 50, addressing a principal constraint on manufacturing neutral-atom processors at industrial scale.

●	July 13, 2026 - Q-PLANET Pilot Line for Neutral-Atom Technologies: Announced progress as coordinator of Q-PLANET, a €50 million, three-year pilot line co-funded by the EU Chips Joint Undertaking and national/regional authorities, leading 28 partners from 11 European countries to develop industrial-grade chip components for neutral-atom quantum computing, sensing and communication and to build a resilient European quantum supply chain.

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Earnings Conference Call

Pasqal will host a conference call to discuss the Company’s third quarter 2026 business update on Friday, November 6, 2026, at 8:00 a.m. Eastern Time. Those wishing to participate via telephone may dial 1-877-497-9071 (U.S. and Canada) or 1-201-689-8727 (international). A live audio webcast of the conference call can be accessed through Pasqal’s Investor Relations website at https://investors.pasqal.com, and a webcast replay will be accessible following the scheduled call.

About Pasqal

Pasqal (Nasdaq: PSQL) helps organizations tackle problems that are difficult or impossible to solve with conventional computing methods alone. Founded in 2019, with Nobel Prize–winner Alain Aspect as a co-founder, Pasqal builds and operates neutral-atom based quantum computers, delivered with a full software stack, for industry, science, and governments. Pasqal’s production-ready systems are available both on-premises and through the cloud, enabling organizations to harness quantum computing without requiring in-house quantum expertise. A single hardware platform supports advanced analog quantum computing based workloads today and is designed to evolve toward fault-tolerant quantum computing in the future.

Headquartered in France with operations globally, Pasqal’s quantum computing systems are used by customers across energy, financial services and advanced materials to address complex challenges. Pasqal’s customers include Saudi Aramco, Crédit Agricole CIB, LG Electronics and supported by partnerships with NVIDIA (Pasqal is contributing to the NVQLink initiative) and IBM (Pasqal is part of the IBM Quantum Network).

Forward-Looking Statements

Certain statements herein may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “might”, “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “predict,” “project”, “forecast,” “potential,” “seem,” “seek,” “target,” “possible,” “future,” “outlook” or similar terminology or expressions that predict or indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding future events, including Pasqal’s expected use of cash available at closing of the business combination and Pasqal’s ability to accelerate global deployment of its quantum computing platform.

These statements are based on current expectations and are not predictions of actual performance. They are provided for illustrative purposes only and must not be relied on as a guarantee, prediction or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and are beyond the control of Pasqal. These statements are subject to known and unknown risks and uncertainties and assumptions regarding Pasqal’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political, social and business conditions; uncertainty or changes with respect to laws and regulations; risks related to Pasqal’s indebtedness; the risk from Pasqal pursuing an emerging technology, facing significant technical challenges and the potential that it may not achieve commercialization or market acceptance; Pasqal’s reliance on strategic partners and other third parties; Pasqal’s ability to maintain, protect and defend its intellectual property rights; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission. The foregoing list of risk factors is not exhaustive. There may be additional risks that Pasqal does not know or currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Pasqal’s expectations, plans and forecasts of future events and views as of the date of this communication. While Pasqal may elect to update these forward-looking statements in the future, Pasqal specifically disclaims any obligation to do so.

Contact:

Investors

investors@pasqal.com

Media

pr@pasqal.com

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